UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of **January 2007**

Commission File Number: **0-51212**

JetGoldcorp.

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____

Documents Included as Part of this Report

Exhibit No. **Document**

1	Notice of Annual General Meeting on February 15, 2007
2	Information Circular
5.	Financial Statement Request Form
4.	Proxy

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Date: January 29, 2007

Signed: ***Robert L. Card***

Name: **Robert L. Card,**
Title: **President**

JET GOLD CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual General Meeting (the "Meeting") of the shareholders of **JET GOLD CORP.** (the "Company") will be held at **#1710 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3**, on **Thursday**, the **15th** day of **February, 2007** at **10:00 a.m.** for the purposes set forth in the following:

1.   To receive the report of the directors.

2.   To receive the audited financial statements of the Company for the fiscal year ending **August 31**, **2006**, together with the auditor's report thereon.

3.   To appoint the auditor for the Company.

4.   To fix the number of directors and to elect directors for the ensuing year.

5.   To consider and, if thought fit, to approve the renewal of the Company's Stock Option Plan, particulars of which are as set out in the accompanying Information Circular.

6.   To transact such other business as may properly be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes. As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **22nd** day of **January, 2007**.

BY ORDER OF THE BOARD

"*Robert L. Card*"

PRESIDENT

JET GOLD CORP.

INFORMATION CIRCULAR
FOR THE 2007
ANNUAL GENERAL MEETING OF SHAREHOLDERS

This information is given as of January 11, 2007

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **JET GOLD CORP.** (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

These Securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's transfer agent, Pacific Corporate Trust Company, **510 Burrard Street 3rd floor, Vancouver, BC V6C 3B9, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.**

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On **January 11, 2007, 21,448,755** common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on the **11th** day of **January, 2007**, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than l0% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
CDS & Co. [1]	17,501,945	81.59%

(1) The beneficial owners of the shares thus shown are not known to Management of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means:

    (a)   each CEO;

    (b)   each CFO;

    (c)   each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

    (d)   any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

B.   Summary Compensation Table

Name and Principal Position	Year Ending	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Robert Card President	Aug.31, 2006	nil	nil	48,000 [1]	n/a	n/a	n/a	n/a
	Aug.31, 2005	nil	nil	48,000 [1]	n/a	n/a	n/a	n/a
	Aug.31, 2004	nil	nil	48,000 [1]	n/a	n/a	n/a	n/a
Blaine Bailey C.F.O.	Aug.31, 2006	nil	nil	18,000 [2]	n/a	n/a	n/a	n/a
	Aug.31, 2005	nil	nil	12,000 [2]	n/a	n/a	n/a	n/a
	Aug. 31, 2004	nil	nil	10,500 [2]	n/a	n/a	n/a	n/a

[1]   Paid for office and administrative services.
[2]   Paid for accounting and administrative services.

C.   Long-term Incentive Plan ("LTIP") Awards

The Company does not have any Long-term Incentive Plans and, save as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its named Executive Officers during the fiscal year ended **August 31, 2006**.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units".

D.   Options and Stock Appreciation Rights ("SARs")

The Company has in place a Stock Option Plan for the purpose of attracting and motivating Directors, Officers, Employees and Consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company. See "Particulars Of Other Matters To Be Acted Upon – approval of Stock Option Plan" below for details relating to the Company's existing Stock Option Plan.

The following table discloses the particulars of the Options or SARs granted to the Named Executive Officers during the Company's completed financial year ended **August 31, 2006**.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert Card	125,000	15.1	$0.10	$0.10	Sept. 1, 2010
Blaine Bailey	50,000	6.06	$0.10	$0.10	Sept. 1, 2010

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Nil	Nil	Nil	Nil	Nil

OPTION AND SAR RE-PRICINGS

There were no re-pricings of Stock Options under the Stock Option Plan or otherwise during the Company's completed financial year ended **August 31, 2006**.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

E. **Termination of Employment, Change in Responsibilities and Employment Contracts**

The Company does not have Employment Contracts with the Named Executive Officers. The Named Executive Officers devote a portion of their time to the Company and a portion of their time to other Companies where they are Directors and/or Officers. Accordingly, the named Executive Officers invoice the Company based on the percentage of time each of the individuals devote to the Company.

There are no compensatory plans or arrangements between the Company and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

F. **Compensation of Directors**

During the most recently competed financial year, the following stock options were granted to directors who are not Named Executive Officers:

Name	Number of Shares Under Option	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
Robert Kaplan	125,000	$0.10	$0.10	Sept. 1, 2010
Keith Robinson	50,000	$0.10	$0.10	Sept. 1, 2010
Leonard Harris	100,000	$0.13	$0.12	May 6, 2011

During the most recently competed financial year, a total of **140,000** stock options were exercised by directors or former directors who are not Named Executive Officers.

Other than as set forth in the foregoing, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)   any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)   any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)   any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	2,023,373	$0.14	813,373
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	**2,023,373**		**813,373**

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended **August 31, 2006** there were no management functions of the Company, which were to any substantial degree performed by a person other than a Director or senior Officer of the Company.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 *Disclosure of Corporate Governance Practices* the Company is required to and hereby discloses its corporate governance practices as follows.

1.   Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

Mr. Keith Robinson and Mr. Robert Kaplan, directors of the Company, are "independent" in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than the interests and relationships arising from shareholdings. Mr. Robert Card is the President of the Company and is therefore not independent.

2.   Directorships

The following table discloses directors who are currently directors of other Reporting Issuers:

Name of Director:	Other Reporting Issuers:
Robert Card	Consolidated Gulfside Resources Corp.
Leonard Harris	Anglo-Canadian Uranium Corp.

3.   Orientation and Continuing Education

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4.   Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5.   Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6.   Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

7.   Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

8.   Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

The Company's audit committee is comprised of three directors, Robert Card, Keith Robinson and Robert Kaplan. As defined in MI 52-110, Robert Card is not "independent" and Keith Robinson and Robert Kaplan are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees [(1)]	All Other Fees
August 31, 2006	$12,169		$600	$3,800
August 31, 2005	$7,285		$600	Nil

[(1)]Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. **Election of Directors**

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at **five.**

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name of Nominee, Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned or Controlled
ROBERT L. CARD, BA Canada **President and Director**	President of the Company since May 13, 2003. Consultant, Sumac Investments Inc. since 1986; President and Director of Consolidated Gulfside Resources Ltd. since 2006	May 18, 2001	1,778,750
LEONARD J. HARRIS Canada **Director**	Financial Consultant, President of Anglo-Canadian Uranium Corp. since 1989	February 15, 2006	120,000

Name of Nominee, Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned or Controlled
ROBERT M. KAPLAN, PhD, MBA U.S.A. **Director**	Since 1992, President of Capilano Investments Ltd. and the Managing Director of the Beacon Consulting Group specializing in corporate strategy & planning;	October 20, 2003	538,500
KEITH E. ROBINSON, BSc. Canada **Director**	Senior Geotechnical Consultant, Professional Engineer, with EBA Engineering Consultants Ltd., Vancouver, B.C. Provides specialist engineering services to the mining, energy and industrial/commercial sectors; and Executive Vice President Geotechnical with Jacques Whiffend & Associates Ltd. from Sept., 1998 to Dec., 2002;	October 27, 2003	190,000
ZIGURTS STRAUTS, MD, BSc. Canada **Director**	Medical Doctor since 1983	October 25, 2006	113,000

The terms of office of those nominees who are presently Directors will expire as of the date of the Meeting. All of the Directors who are elected at the Meeting will have their term of office expire at the next Annual General Meeting of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

> Robert L. Card was a director of Promax Energy Inc. which, on May 6, 2003, applied to the Court of Queen's Bench of Alberta for an order under the Companies Creditors Arrangement Act (CCAA) that granted Promax protection from proceedings by its creditors for the purposes of facilitating an orderly restructuring of its business, property and financial affairs. Promax is in the process of compromising with its creditors. Mr. Card resigned as a director of Promax April, 2004.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

B.   Appointment of Auditor

Management proposes that **Smythe Ratcliffe, Chartered Accountants, of, 7th Floor – 355 Burrard Street, Vancouver, B.C., V6C 2G8**, be re-appointed auditor of the Company for the ensuing year at a remuneration to be negotiated between the Auditor and the Directors.

C.   Incentive Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the renewal of the Company's Stock Option Plan (the "Plan"). The Plan was initially approved by shareholders at the Company's Annual and Special General Meeting held **February 20, 2004** and has been approved for renewal annually thereafter. It is a condition of Exchange approval of the Plan that shareholder approval be obtained annually. The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years). A summary of the material aspects of the Plan is as follows:

1.   the Plan will be administered by the Company's Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

2.   the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to Prior Options;

3.   following termination of an optionee's employment, directorship, consulting agreement or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;

4.   an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;

5.   as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the "Outstanding Shares") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 moth period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

6.   options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of the Company's shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company's shares;

7.   any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

8.   in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

A copy of the Company's current Plan will be available for review at the meeting. The directors recommend that shareholders approve the renewal of the Company's Option Plan.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com and the Company's website at www.jetgoldcorp.com. Financial Information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended **August 31, 2006**.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:


JET GOLD CORP.
#1102 – 475 Howe Street
Vancouver, BC V6C 2B3
Telephone: 604-687-7828 Fax: 604-687-7848
E-mail: jetgoldcorp.@shaw.ca


BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the **22nd** day of **January, 2007**.

ON BEHALF OF THE BOARD

"Robert L. Card"

ROBERT CARD,
President

JET GOLD CORP.
(the "Company")

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

   ● receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
   ● confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.   Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.   Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

JET GOLD CORP.

FINANCIAL STATEMENT REQUEST FORM

Pursuant to National Instrument 51-102 *Continuous Disclosure Obligations* of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the Management Discussion & Analysis ("MD&A") related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, or both, please complete the information below and mail this form or e-mail the information on this form to us at the following address:

> **Jet Gold Corp.**
> #1102 – 475 Howe Street
> Vancouver, BC
> V6C 2B3
> PHONE: 604-687-7828
> Attention: Secretary
>
> e-mail: *jetgoldcorp@shaw.ca*

I wish to receive your:
(*Check one or both, as necessary)*

_____ Annual financial statements and MD&A

_____ Interim financial statements and MD&A

which should be sent to:

_____
NAME (please print)

_____
ADDRESS

_____

_____
Postal or Zip Code

To use electronic methods for communication with our shareholders, we request that you provide us with your e-mail address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

     I HEREBY CONSENT to receipt of information by e-mail as the following address:

_____
e-mail address

Initial: _____   Date: _____

Request for Voting Instructions ("VIF")

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

Jet Gold Corp.

TO BE HELD AT #1710 – 1177 WEST HASTINGS STREET

VANCOUVER, B.C.

ON THURSDAY, FEBRUARY 15, 2007, AT 10:00 A.M.

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form

DATE SIGNED: _____

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of SMYTHE RATCLIFFE as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			
3. To determine the number of Directors at FIVE			N/A
4. To elect as Director, ROBERT L. CARD		N/A	
5. To elect as Director, LEONARD J. HARRIS		N/A	
6. To elect as Director, ROBERT M. KAPLAN		N/A	
7. To elect as Director, KEITH E. ROBINSON		N/A	
8. To elect as director, ZIGURTS STRAUTS		N/A	
9. To approve an ordinary resolution for the renewal of the Company's Stock Option Plan;			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions;			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

    A) <u>VOTE IN PERSON</u> AT THE MEETING or
    B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT
    PROXYHOLDERS NAMED IN THE MEETING MATERIAL
       TO VOTE ON YOUR BEHALF

<u>PRINT</u> THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING
HERE:
_____

SECURITYHOLDER SIGN HERE:
_____

DATE SIGNED:
_____

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact enter name of CSR here at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

1. <u>***If this VIF is not dated in the space provided***</u>, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

2. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the meeting or any adjournment thereof.

3. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

4. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

5. If these voting instructions are given on behalf of a body corporate, set out the <u>***full legal name of the body corporate, the name and position of the person giving voting instructions***</u> on behalf of the body corporate and the address for service of the body corporate.

6. To be represented at the Meeting, ***VIFs must be submitted*** <u>***no later than forty-eight ("48") hours***</u>, *excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof*.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at
www.stocktronics.com/webvote. *To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.*

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. *Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.*

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company

625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8. Fax number 604-689-8144. *Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.*